Filed Pursuant to Rule 424(b)(5)
Registration No. 333-260945

PROSPECTUS SUPPLEMENT NO. 1

(to Preliminary Prospectus Supplement, dated August 10, 2022)

7,250,000 Shares of Common Stock

Cerevel Therapeutics Holdings, Inc.

This prospectus supplement no. 1 (this “prospectus supplement”) amends and supplements our preliminary prospectus supplement, dated August 10, 2022 (the “preliminary prospectus supplement”), which is in respect of our offering (the “common stock offering”) of shares of our common stock, par value $0.0001 per share (the “common stock”), and supplements our prospectus, dated November 22, 2021 (the “base prospectus” and as supplemented by the preliminary prospectus supplement, the “preliminary prospectus”), that forms a part of our Registration Statement on Form S-3 (Registration Statement No. 333-260945). This prospectus supplement is being filed to update and supplement the preliminary prospectus with pricing terms for the common stock offering and certain other material information with respect to our concurrent convertible notes offering referred to in the preliminary prospectus. Accordingly, we have attached such pricing terms and other material information in a term sheet attached to this prospectus supplement. Terms used but not defined in this prospectus supplement have the respective meanings as set forth in the preliminary prospectus.

This prospectus supplement updates and supplements the information in the preliminary prospectus and is not complete without, and may not be delivered or utilized except in combination with, the preliminary prospectus, including the documents incorporated by reference therein and any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the preliminary prospectus and if there is any inconsistency between the information in the preliminary prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on The Nasdaq Capital Market under the symbol “CERE.” On August 11, 2022, the last reported sale price of our common stock on The Nasdaq Capital Market was $35.63 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-7 of the preliminary prospectus supplement and elsewhere in the preliminary prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the preliminary prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	JEFFERIES	EVERCORE ISI

Co-Managers

LOOP CAPITAL MARKETS	SIEBERT WILLIAMS SHANK

The date of this prospectus supplement is August 11, 2022.

PRICING TERM SHEET	CONFIDENTIAL
August 11, 2022

Cerevel Therapeutics Holdings, Inc.

Offering of 7,250,000 Shares of Common Stock

The following information in this pricing term sheet supplements Cerevel Therapeutics Holdings, Inc.’s preliminary prospectus supplement, dated August 10, 2022 (the “preliminary prospectus supplement”), which is in respect of our offering (the “common stock offering”) of shares of our common stock, par value $0.0001 per share (the “common stock”), and supplements our prospectus, dated November 22, 2021 (the “base prospectus” and, as supplemented by the preliminary prospectus supplement, the “preliminary prospectus”), that forms a part of our Registration Statement on Form S-3 (Registration Statement No. 333-260945).

Issuer:	Cerevel Therapeutics Holdings, Inc.

Ticker / Exchange for Common Stock:	CERE / The Nasdaq Capital Market (“Nasdaq”)

Title of Securities:	Common stock, par value $0.0001 per share, of Cerevel Therapeutics Holdings, Inc.

Size:	$253,750,000 (or $291,812,500 if the underwriters exercise their option to purchase additional shares in full).

Shares Offered and Sold:	7,250,000 shares of common stock (or 8,337,500 shares of common stock if the underwriters exercise their option to purchase additional shares in full).

Last Reported Sale Price of common stock on Nasdaq on August 11, 2022:	$35.63

Initial Price to Public:	$35.00

Underwriting Discount:	$2.0125

Pricing Date:	August 11, 2022

Trade Date:	August 12, 2022

Settlement Date:	August 16, 2022 (T+2)

CUSIP:	15678U128

Concurrent Convertible Note Offering:

Concurrently with this offering of common stock, we are offering 2.50% Convertible Senior Notes due 2027 (the “notes”) in the aggregate principal amount of $300.0 million (or $345.0 million if the initial purchasers of such offering exercise in full their option to purchase additional notes) to “qualified institutional buyers,” in an offering exempt from registration under the Securities Act of 1933, as amended, pursuant to a separate offering memorandum (the “Concurrent Convertible Notes Offering”). Subject to satisfaction of certain conditions and during certain periods, the notes may be converted at an initial conversion rate of 21.5633 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $46.38 per share of common stock). The conversion rate is subject to adjustment if certain events occur. Neither the completion of this common stock offering nor of the Concurrent Convertible Notes Offering is contingent on the completion of the other, so it is possible that this common stock offering occurs and the Concurrent Convertible Notes Offering does not occur, and vice versa. We cannot assure you that the Concurrent Convertible Notes Offering will be completed on the terms described herein, or at all.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 28.5714 shares of our common stock per $1,000 principal amount of notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the indenture governing the notes.

Use of Proceeds:

We estimate that the net proceeds to us from this common stock offering will be approximately $238.3 million (or approximately $274.0 million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In addition, we estimate that the net proceeds to us from the Concurrent Convertible Notes Offering, after deducting the initial purchasers’ discounts and estimated offering expenses payable by us, will be approximately $291.1 million (or approximately $334.8 million if the initial purchasers in that offering exercise in full their option to purchase additional notes).

We intend to use the net proceeds from this offering of common stock and, if consummated, the Concurrent Convertible Notes Offering: (i) to support the continued development of emraclidine, including to accelerate registration-enabling activities; (ii) to evaluate the potential of emraclidine in other populations, including Alzheimer’s disease psychosis; (iii) to accelerate market development and pre-commercial planning activities for emraclidine and tavapadon; (iv) to advance the remainder of the programs in our pipeline, including darigabat, and our other promising earlier-stage programs, including CVL-354, our selective KORA; and (v) for working capital and other general corporate purposes, including to extend our cash runway.

These intentions are subject to change. See “Use of Proceeds” in the preliminary prospectus for additional information.

Book-Running Managers:	Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC Jefferies LLC Evercore Group L.L.C.

Co-Managers:	Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

A registration statement relating to the offering of common stock was filed with the Securities and Exchange Commission (“SEC”) on November 10, 2021 and is effective. Before you invest, you should read the preliminary prospectus, including the documents incorporated by reference therein, for more complete information about our company and the common stock offering. A copy of the preliminary prospectus may be obtained on the SEC’s website at http://www.sec.gov or by contacting the offices of Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, by email at prospectus@morganstanley.com; the offices of Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526 or email at prospectus-ny@ny.email.gs.com; the offices of Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or email at Prospectus_Department@Jefferies.com; or the offices of Evercore Group L.L.C., 55 East 52nd Street, 35th Floor, New York, NY 10055, by telephone at (888) 474-0200 or email at ecm.prospectus@evercore.com.

The information in this communication should be read in conjunction with the preliminary prospectus and supersedes the information in the preliminary prospectus to the extent inconsistent with the information in the preliminary prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.